Exhibit 21

Subsidiaries of the Registrant

Allin Corporation wholly owns the following subsidiaries:

Name of Subsidiary	State of Incorporation	Additional Names under which Subsidiary Conducts Business
Allin Consulting of Pennsylvania, Inc.	Pennsylvania	Allin Consulting

Allin Corporation of California	California	Allin Consulting

Allin Interactive Corporation	Delaware	Allin Interactive

Allin Network Products, Inc.	California

Allin Holdings Corporation	Delaware

CodeLab Technology Group, Inc.	Delaware	CodeLab

Except as noted above, each subsidiary does business exclusively under its corporate name, with or without the corporate indicator.